UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Greenpro Capital Corp

(Name of Issuer)

Common Stock, Par value $0.0001

(Title of Class of Securities)

39540F101

(CUSIP Number)

C.K. Lee

Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong

852-31117718

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July, 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39540F101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Lee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

18,665,000
	8.	SHARED VOTING POWER

6,843,400*
	9.	SOLE DISPOSITIVE POWER

18,665,000
	10.	SHARED DISPOSITIVE POWER

6,843,400*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,508,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.09%#
14.	TYPE OF REPORTING PERSON (see instructions)

IN

*6,843,400 shares included 5,000,000 share held by Greenpro Talents Ltd, which is owned by Gilbert Loke and C.K. Lee and 1,843,400 shares held by the spouse of C.K. Lee.
#Based on 51,963,755 share outstanding as of January 18, 2016.

CUSIP No. 39540F101	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock (“Common Stock”), of Greenpro Capital Corp. (the “Issuer”), with its principal executive offices located at Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong.

Item 2. Identity and Background.

(a) This statement is being filed by C.K. Lee (the “Reporting Person”).

(b) The Reporting Person’s business address is c/o Greenpro Capital Corp., Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong.

(c) 1. C.K. Lee is the director and chief executive officer of Greenpro Capital Corp.

      2. C.K. Lee is also the director and shareholder of Greenpro talents Ltd.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons is a citizen of Hong Kong.

Item 3. Source or Amount of Funds or Other Consideration.

In August 2013, 5,000,000 shares of Issuer’s common stock were issued to the Reporting Person at par value, for an aggregate gross proceed of $500, all of which are restricted securities as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. The transaction above was reported in Issuer’s Form S-1 filed on January 27, 2014, and the Form S-1/A filed on May 21, 2014, June 12, 2014 and July, 14, 2014.

On August 31, 2014, the Issuer issued 5,000,000 shares of Common Stock at $0.00825 per share to the Reporting Person for conversion of the 8% convertible note that the Reporting Person held.

On September 23, 2014, the spouse of the Reporting Person (“Yap”) acquired 1,400 shares at $0.25 per share from the public offering of the Issuer, by paying an aggregate amount of $350 from her personal savings.

The Issuer issued 4,535,000 shares of Common Stock at $0.35 per share to the Reporting Person, in exchange for Reporting Person’s shares of Greenpro Resources Limited, a British Virgin Islands Corporation (“GRBV”), pursuant to the Sale and Purchase agreement between Issuer and GRBV, which completed on July 31, 2015 and was reported in Issuer’s Form 8-K and Form 8-K/A filed on July 31, 2015.

The Issuer issued 1,842,000 shares of Common Stock at $0.52 per share to Yap, in exchange for Yap’s shares of A&G International Limited, a Belize Corporation (“A&G”), pursuant to the Sale and Purchase agreement between Issuer and Yap, which completed on September 30, 2015 and was reported in Issuer’s Form 8-K filed on August 5, 2015, and Form 8-K/A filed on September 30, 2015 and November 13, 2015.

The Issuer issued 6,630,000 shares of Common Stock at $0.6 per share to the Reporting Person, in exchange for Reporting Person’s share of Greenpro Venture Capital Limited, an Anguilla corporation (“GPVC”), pursuant to the Sale and Purchase agreement between Issuer and Reporting Person, which completed on September 30, 2015 and was reported in Issuer’s Form 8-K filed on September 30, 2015.

This Schedule 13D relates to Reporting Person’s acquisitions since the inception of the Issuer.

Item 4. Purpose of Transaction.

The purposes of the transactions stated in Item 3 in 2013 and 2014 were to inject working capital into the Issuer.

The purposes of the transactions stated in Item 3 in 2015 were to advance the growth strategies of the Issuer and provide critical expansion in the corporate advisory service and venture capital business.

The purpose of the transaction in Item 5(c) was to change the form of ownership of such securities.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of the 25,508,400 shares of Common Stock, or approximately 49.09% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive power with respect to the 18,665,000 shares of Common Stock beneficially owned by him.

(c) On January 20, 2016, each of Gilbert Loke and the Reporting Person transferred 2,500,000 shares of Common Stock, for an aggregate amount of 5,000,000 shares of Common Stock, to Greenpro Talents Ltd, a Seychelles Corporation (“GTL”). The Reporting Person owns 50% of the issued and outstanding securities of GTL, and also serves as its director. Gilbert Loke, the Chief Financial Officer and director of the Issuer, also owns 50% of the issued and outstanding securities of GTL and serves as its director.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

N/A

CUSIP No. 39540F101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ C.K. Lee
C.K. Lee

February 5, 2016
Date